ROPES & GRAY LLP 191 NORTH WACKER DRIVE 32nd FLOOR CHICAGO, ILLINOIS 60606-4302 WWW.ROPESGRAY.COM

April 2, 2019

Ms. Lisa N. Larkin

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Calamos Investment Trust (File Nos. 33-19228 and 811-05443) (the “Registrant”)

Dear Ms. Larkin:

I am writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on March 6, 2019 in connection with the registration statement on Form N-1A, filed with the Commission pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on January 28, 2019 (the “Registration Statement”) for the purpose of adding Calamos Timpani Small Cap Growth Fund (the “Fund”) as a new series of the Registrant. Your comments are summarized below, and followed by our responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

1.

Comment.  In the summary prospectus, footnote 2 to the table titled “Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)” states, in part, “The Fund’s investment advisor has contractually agreed to limit the Fund’s annual ordinary operating expenses for Class R6 shares (as a percentage of average net assets) to 1.05% less the annual sub-transfer agency ratio for the Fund. The annual sub-transfer agency ratio is equal to the aggregate sub-transfer agency expenses common to the other shares classes of the Fund divided by the aggregate average annual net assets of the Fund’s other share classes.” Please revise this disclosure so that it is more succinct and in plain English.

Response.  The requested change has been made. Registrant has revised the disclosure as follows:

“The Fund’s investment advisor has contractually agreed to limit the Fund’s annual ordinary operating expenses for Class R6 shares (as a percentage of average net assets) to 1.05% less the Fund’s annual sub-transfer agency ratio  ~~for the Fund. The annual sub-transfer agency ratio is equal to~~ (the aggregate sub-transfer agency ~~expenses common to~~ fees of the Fund’s other share~~s~~ classes ~~of the Fund~~ divided by the aggregate average annual net assets of the Fund’s other share classes).”

Conforming revisions have also been made to similar disclosure found in the “Who manages the Fund?” section of the prospectus.

2.	Comment. In the summary prospectus section titled “Portfolio Turnover,” please consider letting the reader know that the discussion of the Predecessor Fund is found below.

Response.  The requested change has been made. The Registrant has revised the disclosure as follows:

“The portfolio turnover rate of the Frontier Timpani Small Cap Growth Fund (the “Predecessor Fund,” which is discussed in more detail below) was 126% for the fiscal year ended June 30, 2018.”

3.

Comment.  In the summary prospectus, the “Principal Investment Strategies” section states, in part, “The Fund may have significant investments in the technology sector due to Calamos Advisors’ investment process yielding opportunities for sound growth potential within this sector.” The Global Industry Classification Standard contains multiple technology sectors. As such, please clarify what type of technology the Fund will invest in.

Response.  The Fund’s investments in the technology sector will vary from time to time, but are expected to be spread across all of the industries within the technology sector. However, currently, the Predecessor Fund has significant investment in the healthcare sector, in addition to its significant investment in the technology sector. As such, the Registrant has updated the disclosure in the “Principal Investment Strategies” section as follows:

“Currently, the ~~The~~ Fund ~~may have~~ has significant investments in the healthcare and technology ~~sector~~ sectors due to Calamos Advisors’ investment process yielding opportunities for sound growth potential within ~~this sector~~ those sectors. However, the Fund is actively managed, and its portfolio may change in the future.”

The Registrant has also deleted Technology Sector Risk from the “Principal Risks” section of the summary prospectus, but notes that, consistently with other Funds in the Calamos Fund Complex, the disclosure includes Sector Risk as a principal risk of the Fund in light of the fact that the Fund has significant investment in particular sectors.

Conforming revisions have also been made to similar disclosure found in the “Additional Information About Investment Strategies and Related Risks” section of the prospectus.

4.

Comment.  Please confirm that the Fund will not sell shares via public offering until the Reorganization has taken place. Further, please consider making a representation in the registration statement or supplementing the disclosure so that it refers to the Reorganization in the past tense (see, for example, the North Square Investments Trust registration statement filing dated October 26, 2018).

Response.  The Registrant confirms that the Fund will not sell its shares via public offering until the Reorganization has taken place. The Registrant has revised the disclosure in the summary prospectus “Fund Performance” section as follows, to reflect the anticipated effective date of the Reorganization, which will take place after the effective date of the Registration Statement (April 15, 2019):

“The performance shown in the bar chart and performance table is the performance of the Predecessor Fund prior to the commencement of the Fund’s operations. It is anticipated that on or about ~~[                ]~~May 31, 2019, the Fund will acquire all of the assets, subject to the liabilities, of the Predecessor Fund through a tax-free reorganization (the “Reorganization”). As a result of the Reorganization, the Fund will adopt the performance and financial history of the Predecessor Fund. The Fund has the same investment objective, strategy and portfolio manager as the Predecessor Fund. As a result, the performance of the Fund would have been substantially similar to that of the Predecessor Fund.”

The Registrant also notes that it plans to file a supplement on the effective date of the Registration Statement, stating that the Fund will not be available for investment until after the closing of the Reorganization. Further, since the Reorganization is expected to be effective on or around May 31, 2019, the Registrant also plans to file a supplement on or around that date, stating that the Fund is now available for investment.

5.	Comment. Please update the Brexit disclosure based on recent filings for other funds in the Calamos fund complex.

Response.  The requested change has been made. The Registrant has revised the disclosure in the prospectus section “Additional Information About Investment Strategies and Related Risks – What are the principal risks that apply to the Fund? – Recent Market Events” as follows:

“Continuing uncertainty as to the status of the Euro and the European Monetary Union (“EMU”) and the potential for certain countries to withdraw from the institution has created significant volatility in currency and financial markets generally. Any partial or complete dissolution of the EMU could have significant adverse effects on currency and financial markets, and on the values of the Fund’s portfolio investments. In June 2016, the United Kingdom approved a referendum to leave the European Union (“EU”) (“Brexit”).

On March 29, 2017, the United Kingdom formally notified the European Council of its intention to leave the EU, and commenced the formal process of withdrawing from the EU. Brexit has resulted in volatility in European and global markets and could have negative long-term impacts on financial markets in~~. As a result,~~ the United Kingdom and throughout Europe. There is considerable uncertainty about the potential consequences and precise timeframe for Brexit, how it will be conducted, how negotiations of trade agreements will proceed, and how the financial markets will react, and as this process unfolds markets may be further disrupted. ~~remain a member state, subject to European law, with privileges to provide services under the single market directives for at least two years from that date.~~ Given the size and importance of the United Kingdom’s economy, uncertainty about its legal, political, and economic relationship with the remaining member states of the EU may continue to be a source of instability. Moreover, other countries may seek to withdraw from the European Union and/or abandon the euro, the common currency of the EU. A number of countries in Europe have suffered terror attacks, and additional attacks may occur in the future. The Ukraine has experienced ongoing military conflict; this conflict may expand and military attacks could occur elsewhere in Europe. Europe has also been struggling with mass migration from the Middle East and Africa. The ultimate effects of these events and other socio-political or geographical issues are not known but could profoundly affect global economies and markets.”

The Registrant has also added the following disclosure at the end of the Statement of Additional Information section “Investment Practices – Recent Market Conditions”:

“European financial markets are vulnerable to volatility and losses arising from concerns about the potential exit of member countries from the European Union and/or the Eurozone and, in the latter case, the reversion of those countries to their national currencies. Defaults by Economic Monetary Union member countries on sovereign debt, as well as any future discussions about exits from the Eurozone, may negatively affect a Fund’s investments in the defaulting or exiting country, in issuers, both private and governmental, with direct exposure to that country, and in European issuers generally. In addition, on June 23, 2016, voters in the United Kingdom decided in a referendum that the nation would leave the European Union (“Brexit”), and on March 29, 2017, the United Kingdom commenced the formal process of withdrawing from the European Union within two years. On November 25, 2018, European Union leaders approved the terms of the United Kingdom’s withdrawal from the European Union, which the United Kingdom’s Parliament has rejected. While the United Kingdom Parliament has voted to extend withdrawal negotiations beyond March 29, 2019, it remains unclear whether a negotiated withdrawal agreement can be reached. Brexit has resulted in volatility in European and global markets and could have negative long-term impacts on financial markets in the United Kingdom and throughout Europe. There is considerable uncertainty about the potential consequences and precise timeframe for Brexit, how it will be conducted, how negotiations of trade agreements will proceed, and how the financial markets will react, and as this process unfolds markets may be further disrupted. The consequences of the United Kingdom’s or another country’s exit from the European Union and/or Eurozone could also threaten the stability of the euro for remaining countries and could negatively affect the financial markets of other countries in the European region and beyond.”

* * * * *

We hope that the foregoing responses adequately address your comments.

Should you have any further questions or comments, please do not hesitate to contact me at (312) 845-1222.

Very truly yours,

/s/ Anita De Frank

Anita De Frank, Esq.

cc:

John P. Calamos, Sr., Chairman, Trustee and President, Calamos Investment Trust

J. Christopher Jackson, Esq., Vice President and Secretary, Calamos Investment Trust

Tammie Lee, Esq., Assistant Secretary, Calamos Investment Trust

Paulita A. Pike, Esq., Ropes & Gray LLP

Rita Rubin, Esq., Ropes & Gray LLP

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